As filed with the Securities and Exchange Commission on June 3, 2005

Registration No. 333-___

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 13e-4)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

BLACKBAUD, INC.

(Name of Subject Company (Issuer))

BLACKBAUD, INC.

(Name of Filing Person (Offeror))

Common Stock, par value $0.001 per share

(Title of Class of Securities)

09227Q 10 0

(CUSIP Number of Class of Securities)

Robert J. Sywolski
President and Chief Executive Officer
2000 Daniel Island Drive
Charleston, South Carolina 29492
(843) 216-6200

(Name, address and telephone numbers of person authorized to receive notices and communication on behalf of filing persons)

Copies to:
Donald R. Reynolds, Esq.
Wyrick Robbins Yates & Ponton LLP
4101 Lake Boone Trail, Suite 300
Raleigh, North Carolina 27607
(919) 781-4000

Calculation Of Filing Fee

Transaction Valuation*	Amount of Filing Fee
$38,000,005	$4,472.60

     * Calculated solely for purposes of determining the filing fee. This amount assumes the purchase of a total of 2,620,690 shares of outstanding common stock, par value $0.001 per share, at a price per share of $14.50. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.

☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	N/A
Form or Registration No.:	N/A
Filing party:	N/A
Date filed:	N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.
☑	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

SCHEDULE TO

     This Tender Offer Statement on Schedule TO relates to the offer by Blackbaud, Inc., a Delaware corporation (“Blackbaud”), to purchase up to 2,620,690 shares of common stock, par value $0.001 per share, or such lesser number of shares as is properly tendered and not properly withdrawn, at a price of $14.50 per share, net to the seller in cash, without interest. Blackbaud’s offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase dated June 3, 2005 and in the related Letter of Transmittal which, as amended or supplemented from time to time, together constitute the offer. This Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) of the Securities Exchange Act of 1934, as amended.

Item 1. Summary Term Sheet.

     The information set forth in the Summary Term Sheet in the Offer to Purchase dated June 3, 2005 (the “Offer to Purchase”), attached hereto as Exhibit (a)(1)(i), is incorporated herein by reference.

Item 2. Subject Company Information.

     (a) The name of the issuer is Blackbaud, Inc. The address of Blackbaud’s principal executive offices is 2000 Daniel Island Drive, Charleston, South Carolina 29492. Blackbaud’s telephone number at that location is (843) 216-6200.

     (b) The information set forth in the last paragraph of “Introduction” of the Offer to Purchase is incorporated herein by reference.

     (c) The information set forth in Section 8 (“Price Range of Shares; Dividends”) of the Offer to Purchase is incorporated herein by reference.

Item 3. Identity and Background of Filing Person.

     (a) Blackbaud, Inc. is filing this Schedule TO. The information set forth in Item 2(a) above and the information set forth in Section 10 (“Certain Information Concerning Blackbaud”) and Section 11 (“Interest of Directors and Executive Officers; Transactions and Arrangements Concerning Shares”) of the Offer to Purchase is incorporated herein by reference.

Item 4. Terms of the Transaction.

     (a) The information set forth in Section 1 (“Number of Shares; Proration”); Section 2 (“Background and Purpose of the Offer; Material Effects of the Offer”); Section 3 (“Procedures for Tendering Shares”); Section 4 (“Withdrawal Rights”); Section 5 (“Purchase of Shares and Payment of Purchase Price”); Section 6 (“Conditional Tender of Shares”); Section 11 (“Interest of Directors and Executive Officers; Transactions and Arrangements Concerning Shares”); Section 14 (“Certain United States Federal Income Tax Consequences”); and Section 15 (“Extension of the Offer; Termination; Amendment”) of the Offer to Purchase is incorporated herein by reference.

     (b) The information set forth in Section 11 (“Interest of Directors and Executive Officers; Transactions and Arrangements Concerning Shares”) of the Offer to Purchase is incorporated herein by reference.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

     (e) The information set forth in Section 11 (“Interest of Directors and Executive Officers; Transactions and Arrangements Concerning Shares”) of the Offer to Purchase is incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals.

     (a) The information set forth in Section 2 (“Background and Purpose of the Offer; Material Effects of the Offer”) of the Offer to Purchase is incorporated herein by reference.

     (b) The information set forth in Section 2 (“Background and Purpose of the Offer; Material Effects of the Offer”) of the Offer to Purchase is incorporated herein by reference.

     (c) The information set forth in Section 2 (“Background and Purpose of the Offer; Material Effects of the Offer”) and Section 12 (“Effects of the Offer on the Market for Shares; Registration under the Exchange Act”) of the Offer to Purchase is incorporated herein by reference.

Item 7. Source and Amount of Funds or Other Consideration.

     (a) The information set forth in Section 9 (“Source and Amount of Funds”) of the Offer to Purchase is incorporated herein by reference.

     (b) Not applicable.

     (d) Not applicable.

Item 8. Interests in Securities of the Subject Company.

     (a) The information set forth in Section 11 (“Interest of Directors and Executive Officers; Transactions and Arrangements Concerning Shares”) of the Offer to Purchase is incorporated herein by reference.

     (b) The information set forth in Section 11 (“Interest of Directors and Executive Officers; Transactions and Arrangements Concerning Shares”) of the Offer to Purchase is incorporated herein by reference.

Item 9. Person/Assets, Retained, Employed, Compensated or Used.

     (a) The information set forth in Section 16 (“Fees and Expenses”) of the Offer to Purchase is incorporated herein by reference.

Item 10. Financial Statements.

     (a) The financial information set forth under Section 10 (“Certain Information Concerning Blackbaud”) in the Offer to Purchase, the financial information included in Item 8 of the Company’s Annual Report on Form 10-K for the year ended December 31, 2004, and the financial information included in Item 1 of the Company’s Quarterly Report on Form 10-Q for the three-month period ended March 31, 2005, is incorporated herein by reference.

     (b) The pro forma financial information set forth under Section 10 (“Certain Information Concerning Blackbaud”) in the Offer to Purchase is incorporated herein by reference.

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Item 11. Additional Information.

     (a) The information set forth in Section 11 (“Interest of Directors and Executive Officers; Transactions and Arrangements Concerning Shares”), Section 12 (“Effects of the Offer on the Market for Shares; Registration under the Exchange Act”) and Section 13 (“Legal Matters; Regulatory Approvals”) of the Offer to Purchase is incorporated herein by reference.

     (b) The information set forth in the Offer to Purchase and in the related Letter of Transmittal, as each may be amended from time to time, is incorporated herein by reference.

Item 12. Exhibits.

     The index to exhibits appears on the page immediately following the signature page of this Schedule TO.

Item 13. Information Required by Schedule 13e-3.

     Not applicable.

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SIGNATURES

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

Dated: June 3, 2005	BLACKBAUD, INC.

	By:	/s/ Timothy V. Williams

	Name:	Timothy V. Williams
	Title:	Vice President and Chief Financial Officer

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EXHIBIT INDEX

Exhibit No.	Description
(a)(1)(i)	Offer to Purchase dated June 3, 2005.

(a)(1)(ii)	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).

(a)(1)(iii)	Notice of Guaranteed Delivery.

(a)(1)(iv)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(v)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.

(a)(1)(vi)	Letter to Stockholders dated June 3, 2005.

(a)(5)(i)	Press release dated May 31, 2005.

(a)(5)(ii)	Press release dated June 3, 2005.

(b)	None.

(d)(i)	Investor Rights Agreement dated as of October 13, 1999 among Blackbaud, Inc. and certain of its stockholders (filed as Exhibit 10.1 to Company’s Registration Statement on Form S-1 on February 20, 2004, and incorporated herein by reference).

(d)(ii)	Employment and Noncompetition Agreement dated as of March 1, 2000 between Blackbaud, Inc. and Robert J. Sywolski (filed as Exhibit 10.2 to Company’s Registration Statement on Form S-1 on February 20, 2004, and incorporated herein by reference).

(d)(iii)	Option Agreement dated as of March 8, 2000 between Blackbaud, Inc, and Robert J. Sywolski (filed as Exhibit 10.3 to Company’s Registration Statement on Form S-1 on February 20, 2004, and incorporated herein by reference).

(d)(iv)	Blackbaud, Inc. 1999 Stock Option Plan, as amended (filed as Exhibit 10.6 to Company’s Amendment No. 1 Registration Statement on Form S-1 on April 6, 2004, and incorporated herein by reference).

(d)(v)	Blackbaud, Inc. 2000 Stock Option Plan, as amended (filed as Exhibit 10.7 to Company’s Amendment No. 1 Registration Statement on Form S-1 on April 6, 2004, and incorporated herein by reference).

(d)(vi)	Blackbaud, Inc. 2001 Stock Option Plan, as amended (filed as Exhibit 10.8 to Company’s Amendment No. 1 Registration Statement on Form S-1 on April 6, 2004, and incorporated herein by reference).

(d)(vii)	Employment and Noncompetition Agreement dated as of April 1, 2004 between Blackbaud, Inc. and Robert J. Sywolski (filed as Exhibit 10.18 to Company’s Amendment No. 3 Registration Statement on Form S-1 on June 16, 2004, and incorporated herein by reference).

(d)(viii)	Blackbaud, Inc. 2004 Stock Plan (filed as Exhibit 10.20 to Company’s Amendment No. 1 Registration Statement on Form S-1 on April 6, 2004, and incorporated herein by reference).

(d)(ix)	Form of Notice of Stock Option Grant and Stock Option Agreement under the Blackbaud, Inc. 2004 Stock Plan (filed as Exhibit 10.24 to Company’s Quarterly Report on Form 10-Q on November 12, 2004, and incorporated herein by reference).

(g)	None.

(h)	None.

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